                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            NTS-Properties VII, Ltd.
                       (Name of Subject Company (issuer))

                  NTS-Properties VII, Ltd. (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates VII and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[ ]  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.
     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:
     [X]      third-party tender offer subject to Rule 14d-1.
     [X]      issuer tender offer subject to Rule 13e-4.
     [ ]      going private transaction subject to Rule 13e-3.
     [ ]      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 dated July 30, 2001  supplements and amends the Tender
Offer  Statement  on  Schedule  TO (the  "Original  Statement")  filed  with the
Securities and Exchange  Commission on May 14, 2001 by NTS-Properties VII, Ltd.,
a Florida limited  partnership  (the  "Partnership")  and ORIG, LLC ("ORIG"),  a
Kentucky  limited  liability  company and affiliate of the Partnership  (each an
"Offeror" and  collectively,  the "Offerors"),  J.D. Nichols and Brian F. Lavin.
The Original  Statement was  subsequently  amended by filing  Amendment No. 1 on
June 18, 2001 and Amendment No. 2 on June 29, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended.

     This Amendment No. 3 amends the Original Statement by including a copy of a notice to the  Partnership's  limited  partners  dated July 30,  2001,  which is attached as an exhibit to this  Amendment No. 3, and which  notifies the limited partners that: (i) the  expiration  date of the Offer is being extended  through
September  28,  2001;  (ii) the Offer to  Purchase  which was  mailed to limited partners on June 25, 2001 has been amended and  restated;  and (iii) the Amended and  Restated  Offer to Purchase  should be reviewed  carefully  by each limited partner prior to making a decision to tender or refrain from tendering Interests pursuant to the Offer. The Amended and Restated Offer to Purchase is included as an exhibit to this Amendment No. 3.

Item 12.  Material to be filed as Exhibits.

Item 12 of the  Schedule  TO is hereby  amended and  supplemented  by adding the following:

     (a)(1)(vi) Notice sent by the  Partnership  to Limited  Partners dated July
          30, 2001.

     (a)(1)(vii) Amended and Restated Offer to Purchase sent by the  Partnership to Limited Partners dated July 30, 2001.

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                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2001         NTS-PROPERTIES VII, Ltd., a Florida limited
                               partnership

                               By:      NTS-PROPERTIES ASSOCIATES VII
                                        General Partner

                               By:      /s/ J. D. Nichols
                                        ----------------------------------------
                                        J.D. Nichols, Managing General Partner

                               ORIG, LLC, a Kentucky limited liability company.

                               By:      /s/ J. D. Nichols
                                        ----------------------------------------
                                        J.D. Nichols, Manager

                               /s/ J. D. Nichols
                               -------------------------------------------------
                               J. D. Nichols, individually

                               /s/ Brian F. Lavin
                               -------------------------------------------------
                               Brian F. Lavin, individually

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                                    EXHIBITS

Exhibit
Number       Description
------       -----------

(a)(1)(vi) Notice sent by the  Partnership  to Limited  Partners  dated July 30,
           2001.

(a)(1)(vii)  Amended and Restated  Offer to Purchase sent by the  Partnership to
             Limited Partners dated July 30, 2001.

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